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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           (Amendment No. 1)*

                              PAN AMERICAN ENERGY CORP.
________________________________________________________________________________
                                (Name of Issuer)

                    COMMON STOCK, $0.001 PER SHARE PAR VALUE
________________________________________________________________________________
                         (Title of Class of Securities)

                                   224082 10 7
                     ______________________________________
                                 (CUSIP Number)

                                ARNOLD HOWARDSON
                              6131 Greenwood Place
                            Nanaimo, British Columbia
                                 Canada V9V 1K6

                                  250-756-0621
________________________________________________________________________________
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                 May 6, 2004
             _______________________________________________________
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule  13d-1(b)(3)  or (4), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Issuer changed its name subsequent to the original filing of this Schedule 13D

CUSIP  No.  224082  10  7
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1.     Names  of  Reporting  Persons     ARNOLD  HOWARDSON
       I.R.S.  Identification  Nos.  of  above  persons  (entities  only).:

--------------------------------------------------------------------------------

2.     Check  the  Appropriate  Box  if  a  Member of a Group (See Instructions)
(a)     [_]
(b)     [_]
--------------------------------------------------------------------------------

3.     SEC  Use  Only:

--------------------------------------------------------------------------------

4.     Source  of  Funds  (See  Instruction):     PF

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e):

--------------------------------------------------------------------------------

6.     Citizenship  or  Place  of  Organization:     CANADIAN  CITIZEN

--------------------------------------------------------------------------------

Number  of  Shares  Beneficially  by  Owned  by  Each  Reporting  Person  With:

7.     Sole  Voting  Power:          2,100,000  SHARES(1)
                                     --------------------

8.     Shared  Voting  Power:          NOT  APPLICABLE
                                       ---------------

9.     Sole  Dispositive  Power:     2,100,000  SHARES(1)
                                     --------------------

10.     Shared  Dispositive  Power:     NOT  APPLICABLE
                                        ---------------

11.     Aggregate  Amount Beneficially Owned by Each Reporting Person:
                                                        2,100,000 SHARES(1)
                                                        -------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

        NOT  APPLICABLE
        ---------------

13.     Percent  of  Class  Represented  by  Amount  in  Row  (11):     17.8%(1)
                                                                        --------

14.     Type  of  Reporting  Person  (See  Instructions)          IN
                                                                  --

(1) Mr. Howardson beneficially owns options to purchase 200,000 shares of the Company's common stock. The options are exercisable at a price of $2.50 per share until September 9, 2004.

ITEM 3.  SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

On October 8, 2002, Mr. Howardson acquired 1,900,000 shares of common stock of the Company from a former director of the Company (which director had not Been a director for more than 90 days), for an aggregate purchase price of $9,500. The purchase of the shares of common stock by Mr. Howardson was completed by way of a private transaction and the consideration for the acquisition has been paid from the personal funds of Mr. Howardson. In October 2002, Mr. Harrison filed a Form 13D stating that the person from who he received the shares was an affiliate of the Company at the time of transfer, or had been within ninety (90) days of the transfer. Subsequent to that filing, Mr. Howardson has been provided with information and documentation which evidences that the person from whom he had acquired the shares had not been a director, or was otherwise an affiliate of the Company) within the ninety (90) days proceeding the transfer.

ITEM 4.  PURPOSE OF TRANSACTION

On October 8, 2002, Mr. Howardson, as transferee, acquired an aggregate of 1,900,000 shares of Pan American's common stock (representing approximately 16.4% of the outstanding shares the common stock of the Company at that time) for an aggregate purchase price of $9,500 US from a former director of the Company. Said Director had not been a director of the Company for more than 90 days prior to the date of sale. The purchase of the shares of common stock by Mr. Howardson from the transferors was completed by way of private transactions and Mr. Howardson was the beneficial owner of the shares at the time of the transfer. The transfer of shares occurred in connection with the appointment of Mr. Howardson as Senior Vice President of the Company. Mr. Howardson has since resigned his position as an officer of the Company.







                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   _____________May 6, 2004_________________
                                                  Date

                                          /s/ ARNOLD HOWARDSON

                                   _________________________________________
                                                  Signature

                                               ARNOLD HOWARDSON
                                   _________________________________________
                                                  Name/Title